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 FORM 4                                        OMB APPROVAL
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----- Check this box if no longer      OMB Number:       3235-0287
      subject to Section 16. Form 4    Expires: September 30, 1998
----- or Form 5 obligations may        Estimated average burden
      continue. SEE Instruction 1(b).  hours per response .... 0.5
                                       ------------------------------

              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

- ----------------------------------------------------------------------------
1. Name and Address of Reporting Person*

   Morgens, Waterfall, Vintiadis & Company, Inc.
- ---------------------------------------------------
   (Last)          (First)              (Middle)


  10 East 50th Street
- ----------------------------------------------------
                   (Street)

  New York            NY                  10022
- ----------------------------------------------------
   (City)           (State)               (Zip)


- ----------------------------------------------------------------------------
2. Issuer Name and Ticker or Trading Symbol

  Elsinore Corporation (ELSO)
- ----------------------------------------------------------------------------
3. IRS or Social Security Number of Reporting Person (Voluntary)


- ----------------------------------------------------------------------------
4. Statement for Month/Year

   December, 1998
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5. If Amendment, Date of Original (Month/Year)

- ----------------------------------------------------------------------------
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   [ ] Director
   [X] 10% Owner
   [ ] Officer (give title below)
   [ ] Other (specify below)

 Member of a group owning more than 10% of Issuer's Common Stock

- ----------------------------------------------------------------------------
7. Individual or Joint/Group Filing (Check Applicable Line)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person
- ----------------------------------------------------------------------------

TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
OWNED
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1. Title of Security  2.Trans-  3. Trans-      4. Securities Acquired (A)
   (Instr. 3)           action     action         or Disposed of (D)
                        Date       Code           (Instr. 3, 4 and 5)
                        (Month/    (Instr. 8)  --------------------------
                         Day/      -----------    Amount   (A) or   Price
                         Year)     Code    V               (D)

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------------------------------------------------------------------------------
  Common Stock           12/22/98    S          3,898,515   D(1)    $39,485.15
------------------------------------------------------------------------------

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5. Amount of     6. Ownership        7. Nature of
   Securities       Form: Direct        Indirect
   Beneficially     (D) or Indirect     Beneficial
   Owned at End     (I) (Instr. 4)      Ownership
   of Month                             (Instr. 4)
   (Instr. 3
    and 4)
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------------------------------------------------------------------------------
    3,898,515            I(3)             (3)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, SEE
  Instruction 4(b)(v).
                                                                        (Over)
                                                               SEC 1474 (7-96)

TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
------------------------------------------------------------------------------
1. Title of Derivative 2. Conver- 3. Transac-  4. Transac-   5. Number of
   Security (Instr. 3)    sion or    tion Date    tion Code     Derivative
                          Exercise   (Month/      (Instr. 8)    Securities
                          Price of    Day/      ------------    Acquired (A)
                          Deriv-      Year)       Code  V       or Disposed
                          ative                                 of (D) (Instr.
                          Security                                3, 4, and 5)
                                                                 -------------
                                                                  (A)      (D)
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Series A Preferred      1-for-1.86
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------------------------------------------------------------------------------

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6. Date Exer-       7. Title and Amount  8. Price of    9. Number of
   Exercisable and     of Underlying        Derivative     Derivative
   Expiration Date     Securities           Security       Securities
   (Month/Day/         (Instr. 3 and 4)     (Instr. 5)     Beneficially
   Year)            -------------------                    Owned at
------------------            Amount or                    End of Month
Date     Expira-       Title  Number of                    (Instr. 4)
Exer-    tion                 Shares
cisable  Date
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Immed.                Common   93,000,000     $0.365          50,000,000
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                      Stock
------------------------------------------------------------------------------
10. Ownership      11. Nature of
    Form of            Indirect
    Derivative         Beneficial
    Security:          Ownership
    Direct (D) or      (Instr. 4)
    Indirect (I)
    (Instr. 4)
------------------------------------------------------------------------------
------------------------------------------------------------------------------
       I                  (3)
------------------------------------------------------------------------------

------------------------------------------------------------------------------

Explanation of Responses

(1) On December 22, 1998, certain investment advisory clients of the Reporting Person, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, disposed of 3,898,515 shares of common stock of the Issuer at a net financial loss. Such shares were purchased by MWV International, Ltd., another investment advisory client of the Reporting Person. The Board of Directors of MWV International, Ltd. approved the purchase of the shares. No fees or other compensation were received by the Reporting Person in connection with the transaction.

(2) The 50,000,000 shares of Series A Convertible Preferred Stock of the Issuer indicated in Table II are held by certain investment advisory clients of the Reporting Person.

(3) The Reporting Person may be deemed an indirect beneficial owner of the 3,898,515 shares of common stock and 50,000,000 shares of Series A Convertible Preferred Stock of the Issuer indicated above by virtue of its position as an investment adviser.

**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



Note: File three copies of this form, one of which must be manually signed. If space is insufficient, SEE Instruction 6 for procedure.



                             /s/ Bruce Waterfall		    --/-/99
                       ------------------------------------    --------
                       **Signature of Reporting Person

By:	John C. "Bruce" Waterfall
					as President of the Reporting Person


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